15026731

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NBC Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1927 First Avenue North
(No. and Street)

Birmingham, AL 35203
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bradford L. Phelan (205) 521-9390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren, Averett, Kimbrough and Marino
(Name – *if individual, state last, first, middle name*)

2500 Acton Road Birmingham, AL 35243
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/28

AB 4/28

OATH OR AFFIRMATION

I, Bradford L. Phelan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NBC Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

MONICA JENKINS VERCHER
My Commission Expires
August 16, 2018

NOTARY PUBLIC STATE OF ALABAMA

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NBC SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

[redacted]

NBC SECURITIES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2014

Note: The Statement of Changes in Liabilities Subordinated to Claims of General Creditors has been omitted since NBC Securities, Inc. had no such liabilities outstanding at the beginning of the year, during the year or at year end.

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
NBC Securities, Inc.

We have audited the accompanying financial statements of NBC Securities, Inc., which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to financial statements and supplemental information. NBC Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of NBC Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedule I (Computation of Net Capital Under Rule 15c3-1) and Schedule II (Computation for Determination of Reserve Requirements Under Rule 15c3-3) has been subjected to audit procedures performed in conjunction with the audit of NBC Securities, Inc.'s financial statements. The supplemental information is the responsibility of NBC Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

Birmingham, Alabama
February 19, 2015

NBC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 1,346,906
Deposits with clearing organizations	50,000
Receivables from broker-dealers and clearing organizations	477,100
Premises and equipment, net	274,769
Other assets	533,120
TOTAL ASSETS	$ 2,681,895

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 607,670
STOCKHOLDER'S EQUITY	
Common stock, $1 par value – 100 shares authorized, issued and outstanding	100
Additional paid-in capital	2,629,298
Accumulated deficit	(555,173)
Total stockholder's equity	2,074,225
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,681,895

See notes to the financial statements.

NBC SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES	
Fee income	$ 10,006,058
Commissions	9,103,612
Interest on securities	84,107
Total revenues	19,193,777
EXPENSES	
Compensation and benefits	13,474,460
Fees paid to third-party managers	2,249,672
Clearing & execution services	888,736
Occupancy and equipment	517,047
Communications	327,066
Business development	247,868
Market data and software expenses	280,807
Other	683,121
Total expenses	18,668,777
INCOME BEFORE INCOME TAX	525,000
INCOME TAXES	-
NET INCOME	$ 525,000

See notes to the financial statements.

NBC SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock		Additional Paid-in	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
BALANCE AT DECEMBER 31, 2013	100	$ 100	$ 2,979,298	$ (555,173)	$ 2,424,225
Net Income	-	-	-	525,000	525,000
Capital withdrawal			(350,000)		(350,000)
Dividend to parent	-	-	-	(525,000)	(525,000)
BALANCE AT DECEMBER 31, 2014	100	$ 100	$ 2,629,298	$ (555,173)	$ 2,074,225

See notes to the financial statements.

NBC SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 525,000
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization of premises and equipment	105,028
Amortization of employee notes	114,945
Changes in operating assets and liabilities:	
Receivables from broker-dealers and clearing organizations	45,175
Other assets	155,351
Accounts payable, accrued expenses and other liabilities	62,034
Net cash provided by operating activities	1,007,533
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of premises and equipment	(121,442)
Net cash used in investing activities	(121,442)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital Withdrawal	(350,000)
Dividend to Parent	(525,000)
Net Cash used in financing activities	(875,000)
INCREASE IN CASH AND CASH EQUIVALENTS	11,091
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,335,815
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,346,906
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for Interest	$ 3,559
Income taxes	$ -

See notes to the financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

NBC Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and a wholly-owned subsidiary of NBCS Holdings, L.P. The Company is an introducing broker and clears trades through RBC Capital Markets, LLC (RBC).

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

Premises and Equipment
Premises and equipment is recorded at cost less accumulated depreciation and amortization. Additions, improvements, renewals and expenditures that add materially to productive capacity or extend the life of an asset are capitalized. Upon retirement or disposal of an asset, the asset and related accumulated depreciation or amortization are eliminated. Any gain or loss on such transactions is charged to operations. The provision for depreciation and amortization is computed on the straight-line method over the estimated useful life of each depreciable asset.

Income Taxes
The Company accounts for income taxes under Accounting Standards Codification (ASC) Topic 740, *Income Taxes*. Under ASC Topic 740, there are two components of the income tax provision: current and deferred. The current income tax provision approximates taxes to be paid or refunded for the applicable period. Statement of financial condition amounts of deferred taxes are recognized on the temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the financial statements under accounting principles generally accepted in the United States of America. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods.

Fee Income
Fee income consists of asset management and financial advisory fees. Asset management and financial advisory fees are recognized as revenue over the period that the related service is provided based upon average customer net asset balances. Customer average net asset balances are based upon quoted market prices and other observable market data.

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Commissions and Customer Securities Transactions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Recently Adopted or Issued Accounting Pronouncements
In July 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-11, *Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.* The amendments in this ASU provide explicit guidance on the financial presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. This ASU will be applied prospectively to all unrecognized tax benefits that exist at the effective date, and retrospective application is permitted. The Company adopted the provisions of this ASU on January 1, 2014. The adoption did not expect to have a material impact to the financial statements of the Company.

In May 2014, the FASB and the International Accounting Standards Board ("IASB") jointly issued a comprehensive new revenue recognition standard (Accounting Standards Update 2014-09 *Revenue from Contracts with Customers (Topic 606)* that will supersede nearly all existing revenue recognition guidance under U.S. GAAP and International Financial Reporting Standards ("IFRS"). The standard's core principle is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initial application recognized at the date of initial application for fiscal years and interim periods within those years beginning after December 15, 2016. Early application is not permitted. The Company is in the process of reviewing the potential impact the adoption of this guidance will have on its financial statements.

Subsequent Events
Management has evaluated all events or transactions that occurred after December 31, 2014, through the date of the issued financial statements. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2014, financial statements.

3. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2014, consisted of the following:

	Receivable	Payable
Receivables from broker-dealers and clearing organizations	$ 477,100	$ -

4. PREMISES AND EQUIPMENT, NET

A summary of premises and equipment at December 31, 2014, was as follows:

Computer equipment	$ 404,251
Office equipment	185,863
Leasehold improvements	52,402
	642,516
Accumulated depreciation	(367,748)
	$ 274,769

Depreciation and amortization expense for 2014 was $105,028.

5. EMPLOYEE BENEFIT PLANS

Effective July 7, 2010, the Company sponsored a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the Code). Full-time employees who are at least 18 years of age become eligible to participate beginning on the first day of employment. Eligible employees of the Company may contribute up to 90% of their total compensation on either a pre-tax or after-tax basis subject to statutory limits. The Company matches up to 100% of the first 2% and 50% of the next 2% of each participant's contribution. The Company match begins at the time of the employee contributions. Vesting in employer and employee contributions and earnings on those contributions are 100% and are immediate. The Company's matching contribution, included in the caption "employee compensation and benefits" in the statement of income, was $132,408 for the year ended December 31, 2014.

6. RELATED PARTIES

The Company has outstanding loans to employees totaling $351,781, net of an allowance of approximately $36,000, as of December 31, 2014, included in other assets in the statement of financial condition. The loans will be forgiven on an monthly basis over the lives of the loans dependent on the employees maintaining employment. During 2014, the Company recorded compensation expense totaling $114,945 related to the forgiveness of loans to employees.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted and defined by Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate customer debit balances.

7. NET CAPITAL REQUIREMENTS, CONTINUED

At December 31, 2014, the Company had net capital of $1,173,584, which was $923,584 in excess of required net capital. The Company did not have any aggregate debit balances at December 31, 2014; therefore, the percentage of net capital to aggregate debit items was not meaningful.

8. INCOME TAXES

Income taxes for financial reporting purposes differ from the amount computed by applying the statutory federal income tax rate of 34% for the year ended December 31, 2014, for the reasons below:

Federal taxes (benefit) at statutory rate, net of federal income tax benefit	$178,500
State taxes (benefit), net of federal income tax benefit	24,963
	203,463
Increases/decreases in taxes resulting from:	
Life insurance premiums	14,385
Meals and entertainment	1,421
RTP Perms	67
Adjustment of valuation allowance	(211,051)
Rate change on deferred taxes	(1,276)
Other	(7,009)
Total tax expense (benefit)	$ -
Effective tax rate	0.00%

The Company has determined that it does not have any tax positions at December 31, 2014, that it would be unable to substantiate. The Company has filed its tax returns through December 31, 2013. The tax returns for the years ended December 31, 2012, and thereafter are subject to audit by the taxing authorities. The amounts for current federal and state taxes and deferred federal and state taxes are $-0- for the year ended December 31, 2014.

The balance sheet (statement of financial condition) method is used to determine deferred taxes. Under this method, the net deferred tax asset or liability is based on the tax consequences of differences between the book and tax bases of assets and liabilities, which are determined by applying enacted statutory rates applicable to future years to these temporary differences. Deferred taxes can be affected by changes in tax rates applicable to future years, either as a result of statutory changes or business changes that may change the jurisdictions in which taxes are paid. Additionally, deferred tax assets are subject to a "more likely than not" test. If the "more likely than not" test is not met, a valuation allowance must be established against the deferred tax asset. The Company has established a valuation allowance for the amount of deferred tax assets that it expects will not be realized less the amount of reversing tax liabilities.

8. INCOME TAXES – CONTINUED

The components of deferred income taxes included in other assets in the accompanying statement of financial condition at December 31, 2014, are as follows:

Deferred tax liabilities:	
Premises and equipment related to depreciation and amortization	$ (50,282)
Deferred tax assets:	
Net operating loss carryforward	581,750
Loan reserve	13,829
Contributions	14,445
Valuation allowance	(559,742)
Total deferred tax assets net of valuation allowance	50,282
Net deferred tax asset	$ -

9. COMMITMENTS AND CONTINGENCIES

The Company, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. On the basis of information furnished by legal counsel and others, management believes no matters are pending that will have a material adverse effect on the financial position or results of operations of the Company.

10. OPERATING LEASES

The Company leases office space under various operating leases. The future minimum value of lease payments under operating leases was as follows as of December 31, 2014:

2015	$329,432
2016	317,717
2017	322,640
2018	273,981
2019	212,754
Thereafter	81,356
	$ 1,537,879

Total lease expense for the year ended December 31, 2014, was approximately $379,052.

SUPPLEMENTARY INFORMATION

SCHEDULE I
NBC SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL	
TOTAL STOCKHOLDER'S EQUITY	$ 2,074,225
DEDUCTION AND/OR CHARGES	
Nonallowable assets:	
Receivables	(70,812)
Premises and equipment, net	(274,769)
Other assets	(533,120)
Other deductions or charges	(21,940)
Total nonallowable assets	(900,641)
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS (TENTATIVE NET CAPITAL)	1,173,584
HAIRCUTS ON SECURITIES	-
NET CAPITAL	$ 1,173,584
2% of combined aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of net capital computation	$ -
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with FOCUS (Note 1)	$ 250,000
NET CAPITAL REQUIREMENT	$ 250,000
EXCESS NET CAPITAL	$ 923,584
PERCENTAGE OF NET CAPITAL TO AGGREGATE DEBIT ITEMS	Not meaningful, $-0- aggregate debit items

There are no material differences between the preceding computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2014, as filed on January 21, 2015.

SCHEDULE II
NBC SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

CREDIT BALANCES	
Free credit balances and other credit balances in customers' securities accounts	$ -
Monies borrowed collateralized by securities carried for the accounts of customers	-
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	-
Credit balances in firm accounts	-
Market value of securities in transfer and unconfirmed greater than 40 days	-
Total credit Items	-
DEBIT BALANCES	
Debit balances in customers' cash and margin accounts, excluding unsecured accounts doubtful of collection	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	-
Margin required and on deposit with Options Clearing Corporation (OCC) for all option contracts written or purchased in customer accounts	-
Aggregate Debit Items	-
LESS 3% OF AGGREGATE DEBIT ITEMS	-
TOTAL DEBIT ITEMS	-
RESERVE COMPUTATION	
Excess of total debits over total credits	$ -
Required deposit	$ -
Amount of deposit	$ -

There are no material differences between the preceding computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2014, as filed on January 21, 2015.

NBC

NBC Securities, Inc.

1927 First Avenue North
Birmingham, Alabama 35203

NBC Securities, Inc. Exemption Report
02/19/2015

NBC Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company has identified the following provision of 17 C.F.R. 240.15c3-3(k) under which it has claimed an exemption from 17 C.F.R. 15c3-3: 15c3-3(k)(2)(ii), "the exemption provision"; and the Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period from June 1, 2014 through December 31, 2014, without exception.

I, Scott Wilkins, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Scott Wilkins
VP and CCO

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
NBC Securities, Inc.

We have reviewed management's statements, included in the accompanying NBC Securities, Inc. Exemption Report, in which (1) NBC Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which NBC Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) NBC Securities, Inc. stated that NBC Securities, Inc. met the identified exemption provisions for the period from June 1, 2014 through December 31, 2014 without exception. NBC Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about NBC Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

Birmingham, Alabama
February 19, 2015

NBC SECURITIES, INC.

AGREED-UPON PROCEDURES REPORT
RELATED TO THE
SECURITIES INVESTOR
PROTECTION CORPORATION
ASSESSMENT RECONCILIATION

DECEMBER 31, 2014

Warren Averett
CPAs AND ADVISORS

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES
Related to the Securities Investor Protection Corporation
Assessment Reconciliation

Board of Directors and Stockholder
NBC Securities, Inc.
1927 1st Avenue N 9th Floor
Birmingham, AL 35203

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2014, which were agreed to by NBC Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating NBC Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). NBC Securities, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [*We agreed the December 31, 2014, Form SIPC-7 payment of $13,268 to check #005910 and traced this payment as recorded to the regulatory fees expense account 419580450NBC001 in the general ledger system of NBC Securities, Inc. on February 11, 2015. We also agreed the Form SIPC-6 remitted payment of $11,253, to check #005061 and traced this payment as recorded to the regulatory fees expense account 419580450NBC001 in the general ledger system of NBC Securities, Inc. on July 30, 2014*] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 (for Statement of Income amounts that are presented on a quarterly basis in the Form X-17A-5, we aggregated the amounts for the periods presented for the period January 1, 2014 through March 31, 2014; April 1, 2014 through June 30, 2014; July 1, 2014 through September 30, 2014; and October 1, 2014 through December 31, 2014), as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [*We agreed all adjustments to the audited trial balance noting clerical accuracy and recalculated the fee paid to the Securities Investor Protection Corporation*] supporting the adjustments noting no differences; and

5. Noted that no overpayment existed based on the calculations described above and noted that Form SIPC-7 did not indicate any overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Warren Averett, LLC

Birmingham, Alabama
February 19, 2015